CUSIP No. 30033R108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              Evergreen Solar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30033R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert W. Shaw, Jr.
                        Arete Venture Administration LLC
                             3 Bethesda Metro Center
                                    Suite 770
                               Bethesda, MD 20814

                                 (301) 657-6264
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R108
                                                                    Page 2 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Robert W. Shaw, Jr.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  968,922 shares (2)
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.
(2) Includes 20,000 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 3 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Micro-Generation Technology Fund, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 4 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UVCC Fund II
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 5 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UVCC II Parallel Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 6 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech Climate Challenge Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 7 of 14


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,860,233 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,860,233 shares (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
(1) Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R108
                                                                    Page 8 of 14


Item 1.    Security and Issuer.
           --------------------

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer") having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2.   Identity and Background.

         This statement is being filed by Dr. Robert W. Shaw, Jr. ("Dr. Shaw"), Micro-Generation Technology Fund, LLC ("MG"), UVCC Fund II ("Fund II"), UVCC II Parallel Fund, L.P. ("Parallel Fund"), Utech Climate Challenge Fund L.P. ("Climate Challenge") and Utech LLC, the successor to Utech Venture Capital Corporation ("Utech") (each a "Reporting Person" and collectively the "Reporting Persons").

Item 2(a)                      Item 2(b)                                    Item 2(c)
--------                       ---------                                    ---------

                                                                       Citizenship or Place
Name of Person Filing          Address                                    of Organization
---------------------          -------                                    ---------------
Robert W. Shaw, Jr.            c/o Arete Venture Administration LLC    United States citizen
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

MG                             c/o Arete Venture Administration LLC    Delaware
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

Fund II                        c/o Arete Venture Administration LLC    Delaware
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

Parallel Fund                  c/o Arete Venture Administration LLC    Delaware
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

Climate Challenge              c/o Arete Venture Administration LLC    Delaware
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

Utech                          c/o Arete Venture Administration LLC    Delaware
                               3 Bethesda Metro Center
                               Suite 770
                               Bethesda, MD  20814

CUSIP No. 30033R108
                                                                    Page 9 of 14


         Dr. Shaw is (i) the President of Arete Corporation, which is the manager of MG and Utech, (ii) the general partner of the general partner of Fund II and Parallel Fund, and (iii) the managing member of the general partner of Climate Challenge. In such capacities, he has sole dispositive power with respect to the shares of Common Stock held by MG, Fund II, Parallel Fund, Climate Challenge and Utech. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by MG, Fund II, Parallel Fund, Climate Challenge and Utech. Dr. Shaw disclaims this beneficial ownership. The principal business of each of MG, Fund II, Parallel Fund, Climate Challenge and Utech is to make investments.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Issuer, MG, Fund II, Parallel Fund and certain investors entered into a Stock and Warrant Purchase Agreement, dated March 21, 2003 (the "Financing Purchase Agreement," a copy of which is attached hereto as Exhibit
1), whereby the Issuer will sell $29,375,000 of shares (the "Financing Shares") of its Series A Convertible Preferred Stock (the "Series A Preferred Stock") at a per share purchase price equal to the average of the closing price of the Common Stock for the sixty (60) consecutive trading day period ending two trading days prior to the closing date multiplied by 0.85 (the "Price Per Share"), provided that such price per share shall be no less than $0.68 and no greater than $1.12; and the sale of a warrant to purchase up to 2,400,000 shares of Common Stock at an exercise price per share equal to the per share purchase price of the Series A Preferred Stock plus $2.25 (the "Financing Warrant") for a price of $100,000 (the "Financing"). The Financing is subject to stockholder approval and certain other closing conditions.

         In connection with the Financing, the Reporting Persons and certain other stockholders of the Issuer (the "Other Stockholders") entered into a Voting Agreement, dated March 21, 2003 (the "Voting Agreement," a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of the Reporting Persons and each of the Other Stockholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve (i) an amendment to the Issuer's Third Amended and Restated Certificate of Incorporation to increase the amount of the Issuer's authorized preferred stock so that a sufficient number of shares will be available for issuance of the Series A Preferred Stock and to increase the amount of the Issuer's common stock, so that a sufficient number of shares will be available for issuance upon conversion of the Series A Preferred Stock and the exercise of the Financing Warrant, (ii) the election of one representative designated by Perseus 2000, L.L.C.; one representative designated by Nth Power Technologies Fund II, LP and Nth Power Technologies Fund II-A, LP; one representative designated by RockPort Capital Partners, L.P.; one representative designated by Arete Corporation; and one representative designated by Caisse de depot et placement du Quebec (the "Director Nominees") as directors of the Issuer, (iii) the Financing, and (iv) any other matters relating to the transactions contemplated by the Financing Purchase Agreement requiring a stockholder vote (collectively, the "Voting Agreement Proposals"). As a result of the execution of the Voting Agreement, the Reporting Persons and the Other Stockholders may be considered a "group" (a "Group") for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the "Act"). SEE ITEMS 4, 5 AND 6 FOR MORE DETAILS REGARDING THE FINANCING, THE FINANCING PURCHASE AGREEMENT AND THE VOTING AGREEMENT.

CUSIP No. 30033R108
                                                                   Page 10 of 14


Item 3.    Source and Amount of Funds or Other Consideration.

         Each of the Reporting Persons is the record holder or beneficially owns the shares of Common Stock and options to purchase Common Stock as follows: (i) Dr. Shaw beneficially owns 973,152 shares of Common Stock (of which 20,000 shares are represented by options which are exercisable within 60 days of March 1, 2003, 840,453 shares are held by entities affiliated with Dr. Shaw and 4,230 shares are held by Dr. Shaw's wife); and (ii) entities affiliated with Dr. Shaw beneficially own an aggregate of 840,453 shares of Common Stock (of which 24,336 shares are held by MG, 110,854 shares are held by Fund II, 110,854 shares are held by Parallel Fund, 110,854 shares are held by Climate Challenge and 483,555 shares are held by Utech). No part of the purchase price for the acquisition of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares. The shares of capital stock and the warrants and options to purchase Common Stock held by the Other Stockholders as set forth above shall hereinafter be referred to herein as the "Other Stockholders Securities." The information regarding the Other Stockholders Securities set forth above is based on the information provided by each of the Other Stockholders as to its respective holdings of capital stock of the Issuer and as set forth in Schedule 2.03 to the Voting Agreement and upon certain information delivered by the Issuer to the Reporting Persons. As the Reporting Persons and the Other Stockholders may be considered a Group, each of the Reporting Persons may be deemed to beneficially own the Other Stockholders Securities. The shares of Common Stock owned by each of the Reporting Persons will be hereinafter referred to as the "Record Shares."

         Each of the Other Stockholders is the record holder or beneficially owns the shares of Common Stock and options to purchase Common Stock as follows:
(i) Richard G. Chleboski beneficially owns 272,169 shares of Common Stock (of which 85,540 shares are represented by options which are exercisable within 60 days of March 1, 2003); (ii) Mark A. Farber beneficially owns 301,274 shares of Common Stock (of which 116,467 shares are represented by options which are exercisable within 60 days of March 1, 2003); (iii) Jack Hanoka beneficially owns 283,501 shares of Common Stock (of which 76,784 shares are represented by options which are exercisable within 60 days of March 1, 2003 and 138,568 shares are held by Hanoka Evergreen Limited Partnership); (iv) Hanoka Evergreen Limited Partnership owns 138,568 shares of Common Stock; (v) Willrich 1995 Trust beneficially owns 18,503 shares of Common Stock; and Nth Power Technologies Fund I, L.P., beneficially owns 1,016,914 shares.

Item 4.   Purpose of Transaction.

         The Investors plan to acquire the Financing Shares for investment purposes. The Reporting Persons entered into the Voting Agreement in connection with the Financing. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. As a condition to closing of the Financing and subject to stockholder approval of the Financing, Richard G. Chleboski and Mason Willrich shall resign as a directors of the Issuer and the Director Nominees shall be appointed as members of the Board of Directors of the Issuer. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 30033R108
                                                                   Page 11 of 14


         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         (a) The Financing is contingent upon certain closing conditions, including the approval of the Issuer's stockholders. The Issuer shall file a proxy statement with the Securities and Exchange Commission pursuant to which the Issuer will solicit stockholder approval of the Financing. Based upon information regarding the outstanding capital stock of the Issuer as of March 1, 2003 set forth in the Financing Purchase Agreement and the information set forth in Schedule 2.03 to the Voting Agreement, the Reporting Persons and the Other Stockholders, together, hold approximately 22.5% of the voting power of the currently outstanding capital stock of the Issuer. Each of the Reporting Persons and the Other Stockholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Voting Agreement Proposals. The Reporting Persons and the Other Stockholders have no further obligations to vote or otherwise act together after the closing of the Financing. The closing of the Financing is scheduled to occur promptly after the date of the special stockholders meeting and once all other conditions to closing of the Financing have been met.

         If the Reporting Persons and the Other Stockholders are not deemed a Group, then Dr. Shaw may be deemed to own beneficially 1.1% of the Common Stock, MG may be deemed to own beneficially 0.2% of the Common Stock, Fund II may be deemed to own beneficially 1.0% of the Common Stock, Parallel Fund may be deemed to own beneficially 1.0% of the Common Stock, and Climate Challenge may be deemed to own beneficially 1.0% of the Common Stock, Utech may be deemed to own beneficially 4.2% of the Common Stock. Such percentages are calculated based upon 11,410,826 shares of Common Stock outstanding as of March 1, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

         The Other Stockholders collectively hold the Other Stockholders Securities consisting of 1,887,081 shares of Common Stock. As a result of entering into the Voting Agreement, the Reporting Persons and the Other Stockholders may be considered a Group and thus each of the Reporting Persons may be deemed to own beneficially the Other Stockholders Securities.

CUSIP No. 30033R108
                                                                   Page 12 of 14


         If the Reporting Persons and the Other Stockholders are deemed a Group, each Reporting Person may be deemed to own beneficially 24.4% of the Common Stock, which percentage is calculated based upon 11,709,617 shares of Common Stock as of March 1, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons, except to the extent of his or its pecuniary interest therein. Each of the Reporting Persons disclaims beneficial ownership of the Other Stockholders Securities.

         (b) Regarding the number of shares as to which each Reporting Person has:

                  (i) sole power to vote or to direct the vote:

                           0 shares for each Reporting Person

                  (ii) shared power to vote or to direct the vote:

                           2,860,233 shares for each Reporting Person (of which
                  Dr. Shaw is the record holder of 128,469 shares (which includes 20,000 shares issuable upon exercise of options exercisable within 60 days of March 1, 2003 but does not include 4,230 shares held by Dr. Shaw's wife), MG is the record holder of 24,336 shares, Fund II is the record holder of 110,854 shares, Parallel Fund is the record holder of 110,854 shares, Climate Challenge is the record holder of 110,854 shares and Utech is the record holder of 483,555 shares).

                           If the Reporting Persons and the Other Stockholders
                  are not deemed a Group, then each Reporting Person would be deemed to have sole power to vote or direct the voting of the following number of shares: 968,922 shares for Dr. Shaw (which includes 20,000 shares issuable upon exercise of options exercisable within 60 days of March 1, 2003 but does not include the 4,230 shares held by Dr. Shaw's wife); 0 shares for MG, 0 shares for Fund II, 0 shares for Parallel Fund, 0 shares for Climate Challenge and 0 shares for Utech.

                  (iii) sole power to dispose or to direct the disposition:

                           968,922 shares for Dr. Shaw (which includes 20,000
                  shares issuable upon exercise of options within 60 days of March 1, 2003 but does not include the 4,230 shares held by Dr. Shaw's wife); 0 shares for MG, 0 shares for Fund II, 0 shares for Parallel Fund, 0 shares for Climate Challenge and 0 shares for Utech.

                  (iv) shared power to dispose or to direct the disposition:

                           0 shares for each Reporting Person

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days. To the knowledge of the Reporting Persons, no Other Stockholder has effected any transaction in the Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons. To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Other Stockholders Securities beneficially owned by any of the Other Stockholders.

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CUSIP No. 30033R108
                                                                   Page 13 of 14


         (e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         In connection with the Financing, the Reporting Persons and the Other Stockholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of the Voting Agreement Proposals. The Voting Agreement terminates on the earlier of: (i) the termination of the Financing Purchase Agreement and (ii) the occurrence of the stockholder votes on the Voting Agreement Proposals.

         The Financing Purchase Agreement sets forth the terms of the Financing whereby the Issuer will sell the Financing Shares and the Financing Warrant. The Financing is subject to stockholder approval and certain other closing conditions. In connection with the Financing, the Issuer agreed to enter into a Registration Rights Agreement pursuant to which it would be required to file a registration statement on Form S-3 to register the shares of Common Stock issuable upon conversion of the Financing Shares and the Common Stock issuable upon the exercise of the Financing Warrant within thirty (30) days of the closing of the Financing and to grant certain other registration rights.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 - Stock and Warrant Purchase Agreement dated March 21, 2003.
          Exhibit 2 - Voting Agreement dated March 21, 2003.
          Exhibit 3 - Agreement regarding filing of joint Schedule 13D.


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CUSIP No. 30033R108
                                                                   Page 14 of 14


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    March 31, 2003

         /s/ Robert W. Shaw, Jr.
---------------------------------------
Robert W. Shaw, Jr.


MICRO-GENERATION TECHNOLOGY FUND, LLC

By:  ARETE CORPORATION, Manager

    By:           /s/ Robert W. Shaw, Jr.
         -----------------------------------------
         Robert W. Shaw, Jr., President

UVCC FUND II

By:  ARETE VENTURE INVESTORS II, L.P.

    By:           /s/ Robert W. Shaw, Jr.
         ------------------------------------------
         Robert W. Shaw, Jr., General Partner

UVCC II PARALLEL FUND, L.P.

By:  ARETE VENTURES II, L.P.

    By:           /s/ Robert W. Shaw, Jr.
         ------------------------------------------
         Robert W. Shaw, Jr., General Partner

UTECH CLIMATE CHALLENGE FUND, L.P.

By:  ARETE CLIMATE CHALLENGE PARTNERS, LLC

    By:           /s/ Robert W. Shaw, Jr.
         ------------------------------------------
         Robert W. Shaw, Jr., Managing Member

UTECH LLC

By:  ARETE CORPORATION, Manager

    By:           /s/ Robert W. Shaw, Jr.
        ------------------------------------------
         Robert W. Shaw, Jr., President